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04036353

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Olympus Optical Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3326 FISCAL YEAR 3-31-04

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82- 3326

OLYMPUS

Your Vision, Our Future

Olympus Optical Co Ltd

AR/S
3-31-04

A CLEAR VISION FOR THE FUTURE

OPTO-DIGITAL

Annual Report 2004

medical systems group

> Since 1919, OLYMPUS CORPORATION and its group companies ("Olympus" or "the Group") have led the industry in developing various products based on optical technology. Olympus creates such groundbreaking products as digital cameras through opto-digital technology, a fusion of optical and advanced digital technologies. Olympus maintains excellence in all four of its product groups: the Imaging Systems Group, which includes digital cameras, film cameras, voice recorders and magneto-optical disk drives; the Medical Systems Group, which offers medical endoscopes that lead the world market and minimally invasive products; the Life

imaging systems group

industrial systems group

Science Group with diagnostic systems, biological microscopes and analytical services for genomic information; and the Industrial Systems Group, comprising industrial microscopes, industrial endoscopes, printers, barcode data processing devices, and measuring equipment. On October 1, 2004, Olympus plans to split off the Imaging Systems Group into Olympus Imaging Corp. and the Medical Systems Group into Olympus Medical Systems Corp. We are also moving to split off related overseas affiliates. Uniting diverse technologies, the group will continue to provide technology and products that offer new value in the daily lives of people worldwide.

life science group


October. 1
OLYMPUS

HIGH-TECH NEON
Olympus uses outdoor advertising as a part of its corporate image strategy. This is a photograph of our neon sign on a bridge near Ginza, a famous shopping district in Tokyo.

Not only optical

On October 1, 2003, Olympus Optical Co., Ltd. changed its name to the Olympus Corporation. Continuing with the widely recognized Olympus name, we aim to establish a corporate brand full of vitality. Taking this as an opportunity to retain the trust of our stakeholders, we are redoubling efforts at corporate brand management toward building a stronger brand name.

June. 24



NEW FLAGSHIP
MODEL E-1
Launched in October 2003, the digital SLR camera E-1 was praised by professional cameramen for its Four Thirds System, which offers high-end digital resolution.



E-1 digital debut

Released on June 24, 2003, the digital SLR camera E-1 was developed with our accumulated know-how as a camera maker, specifically for professional photographers who were not satisfied with the quality of digital cameras until now. We aim to improve our digital camera market share by stimulating demand through the launch of an affordable digital SLR camera.



Photograph: Mitsuaki Iwago

Shot with the Olympus E-1, Zuiko Digital ED400mm, f3.5, 1/100sec. (in RAW format)



SCUDERIA FERRARI
For five consecutive years since 1999, Scuderia Ferrari has won nine world championship titles in F1 races.

March. 4

Brand strength

On March 4, 2004, Olympus signed an agreement for its second season as an official sponsor of the Scuderia Ferrari Formula One racing team. Through our support of the Scuderia Ferrari team, we hope to build the Olympus brand into a major brand name recognized the world over.


OLYMPUS

Dear shareholders,

A New Milestone Achieved in Fiscal 2004

> Olympus wrote a new chapter in its history in fiscal 2004, ended March 31, 2004. We achieved our tenth consecutive fiscal year of growth in net sales, and attained new record highs in profits. Net sales increased 12.3% from the previous fiscal year to ¥633,622 million (US$5,760 million), operating income rose 1.0% to ¥62,997 million (US$573 million) and net income advanced 37.9% to ¥33,564 million (US$305 million).

Performance was driven by sharp growth in the digital camera business, as well as by steady growth in the Medical Systems Group and the Life Science Group.

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales	¥633,622	¥564,343	¥528,415	$5,760,200
Net income	33,564	24,348	10,279	305,127
Earnings per share—Basic net income	126.96	91.88	38.87	1.154
Total assets	682,673	605,768	562,078	6,206,118
Shareholders' equity	252,179	222,432	201,547	2,292,536

Notes: 1. Earnings per share is shown in yen and U.S. dollars.
2. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥110=US$1.
3. The above figures are based on accounting principles generally accepted in Japan.
4. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.

Net Sales

(Millions of yen)



428,646
466,704
528,415
564,343
633,622
00
01
02
03
04

Operating Income / Net Income

(Millions of yen)



30,132
35,496
42,283
62,346
62,997
1,860
11,787
10,279
24,348
33,564
00
01
02
03
04

– Operating income
– Net income

7.4 million units

GLOBAL SALES OF DIGITAL CAMERAS

Amid strong expansion of the global market, sales volume of digital cameras increased 68% to 7.4 million units.

37.9% up

NET INCOME IN FISCAL 2004

Net income advanced 37.9% from the previous fiscal year to ¥33,564 million (US$305 million).

The digital camera business continues to take great strides forward. Amid strong expansion of the global market, sales volume of digital cameras increased 68% to 7.4 million units, maintaining a sharp growth trend. Meanwhile, prices declined due to fiercer competition. Accordingly, growth in sales value was inconsistent with the increase in sales volume, leading to a decline in operating income.

The Medical Systems Group recorded robust growth in sales and profits during the fiscal year under review, centered on the endoscope business in which we have a 70% or higher share of the world market. Created through restructuring of the Medical Systems Group, the Life Science Group got off to a great start.

As a result, by business segment, operating income decreased 16.7% to ¥15,158 million (US$138 million) in the Imaging Systems Group, increased 15.7% to ¥63,216 million (US$575 million) in the Medical Systems Group, and rose 16.1% to ¥3,823 million (US$35 million) in the Life Science Group. The Industrial Systems Group posted an operating loss of ¥2,824 million (US$26 million), compared with ¥894 million in the previous fiscal year.

Providing Solutions in the Digital Camera Business

> Although we achieved record-high sales in the digital camera business, our outlook is not optimistic. Fast-growing businesses carry their own unique risks. Market expansion is expected to accelerate competition in terms of features and prices, making it difficult to maintain growth in the future.

Our solutions business opens up the possibility for sustained growth. One charm of the digital camera business is the ability to expand into business fields peripheral to digital cameras, such as printers and software—new areas that did not exist with conventional film cameras. Moreover, many of these businesses peripheral to digital cameras offer high profit margins. We are striving to increase the ratio of solutions to 50% to create a business model able to constantly generate strong profits.

For the solutions business to succeed, Olympus must make its brand name synonymous with digital cameras, and establish the Olympus brand as the most trusted for digital cameras. We aim to raise our third-ranked global market share of 15% to 17% in the fiscal year ending March 31, 2005 and eventually increase it to 20%. The main push behind our product strategy to increase market share is our affordably priced single lens reflex (SLR) digital camera. Leveraging the technologies we have honed as a camera manufacturer, we aim to stimulate latent demand in customers that have not been satisfied with the quality of digital cameras until now, and achieve sales of ¥20 billion in fiscal 2005.





Medical Systems Group, Now and in the Future

> With its core business in endoscopes, Olympus expects the Medical Systems Group to sustain stable growth in the future. Along with an aging society in Japan, the medical industry is under pressure to reduce medical expenses. Endoscopes are expected to play a major role in reducing medical expenses with their excellent cost performance and potential for improving patients' quality of life.

Olympus boasts an overwhelmingly superior position in gastrointestinal endoscopes, and peripheral businesses have substantial room for further growth. The markets for surgical products and endo-therapy devices rival that of gastrointesinal endoscopes in terms of scale. Olympus' global market share is still relatively low in these fields. We have not applied our advantages in gastrointestinal endoscopes to the fullest extent possible. Olympus aims for a top market share in each of these fields. However high a hurdle, we must achieve these goals. To this end, Olympus is working to increase market share from development and marketing standpoints by making disposable devices, a key to market share in endo-therapy devices.

In our mainstay gastrointestinal endoscopes, the development of solutions is a key theme for future growth, as with digital cameras. Cost per procedure (CPP) systems are a business model where charges are applied according to endoscope usage instead of equipment sales as in the past. This system requires minor initial investment on behalf of medical institutions, and running costs after introduction are also minimized. Olympus benefits by providing solutions and packaged deals that include maintenance and the supply of

¥20 billion

DIGITAL SLR CAMERA SALES

Olympus aims to achieve sales of ¥20 billion in fiscal 2005.



OLYMPUS' ENDOSCOPE MARKET SHARE

Olympus boasts an overwhelmingly superior position in gastroenterological endoscopes, and peripheral businesses have substantial room for further growth.

#1 share

Worldwide Digital Camera Market

(Thousands of units)



15,870
28,380
48,600
65,000
02
03
04
05 (estimate)

Source: Camera & Imaging Products Association

15.2%

OLYMPUS' DIGITAL CAMERA MARKET SHARE

We aim to raise our third-place global ranking in market share of 15% to 17% in the fiscal year ending March 31, 2005 and eventually increase it to 20%.

SPLIT-OFF BUSINESSES

Olympus plans to split off the Imaging Systems Group into the Olympus Imaging Corp. and the Medical Systems Group into the Olympus Medical Systems Corp.

2 new companies



consumables. In the United States, approximately 20% of our sales of gastro-intestinal endoscopes have shifted to CPP. Olympus is redoubling efforts worldwide to strengthen its solutions marketing.

Balanced Earning Growth

> The future of Olympus depends on balanced growth in all four of its business segments: the Imaging Systems Group, Medical Systems Group, Life Science Group, and Industrial Systems Group.

Created on April 1, 2003, the Life Science Group's business domains are biological microscopes, diagnostic systems and genome medicine. With an extensive history in optical equipment, Olympus' microscope business is on the cutting edge of technology, such as with the use of laser light to scan living cells for 3-D observations. Olympus' diagnostic systems business is expanding market share by leveraging its ability to supply both equipment and reagents. This solutions business serves as a role model for where we want to take the digital camera business.

The scale of operations in the genome medicine business is still underdeveloped, but it has the potential to become a core business in the future. Our DNA computer for gene analysis, the first successfully developed in the world, is a key technology essential to cutting-edge medicine, and we expect there is incredible potential demand in this area. As the genome medecine business develops, we expect to see significant synergies with biological microscopes and diagnostic systems as it makes a total contribution to the life sciences field.

The Industrial Systems Group is easily swayed by capital investment cycles in LCD and semiconductors, and has impeded our performance recently. To endow it with strong resilience against market trends, Olympus aims to shift to a low-cost structure and promote selection and concentration of businesses.

Establishing a Competitive Position by Splitting Off Businesses

> On October 1, 2004, Olympus plans to split off the Imaging Systems Group into the Olympus Imaging Corp. and the Medical Systems Group into the Olympus Medical Systems Corp. We are also moving to split off related overseas affiliates.

Why? Olympus introduced the current company system in 2001 to achieve a greater efficiency in management for a swifter response to customer needs. Through business restructuring from a customer perspective, we were able to improve corporate value on various fronts. However, Olympus must make drastic changes to clearly affirm its competitive position in global markets. By integrating these businesses globally, we are beginning to see the way to this objective in creating a framework for speedy decision-making in accordance with the special characteristics of each business. These split-offs are the only option available to Olympus for maximizing corporate value.

Strengthening Our Brand

> Since becoming president in June 2001, I have emphasized the importance of a solid branding strategy. A brand signifies our commitment to customers, and expresses the qualities of all our employees. With a strong brand name, employees strive to provide value worthy of that brand. By providing value, the competitiveness of our products and services increases, and our performance improves as a result. As our performance improves, so should our brand name. Through the creation of a positively reinforcing cycle such as this, branding is the key to maximizing corporate value.

To enhance its brand name, Olympus has invested ¥20 billion over the past five years, since April 2002. The effect of this investment is clearly confirmed in third-party evaluations. An analysis using the CB Valuator, which was developed by Professor Kunio Ito at Hitotsubashi University and Nihon Keizai Shimbun, Inc., estimates that Olympus' brand value has increased from ¥78.4 billion in March 2001 to ¥228.2 billion in March 2003. We aim to increase the value of our brand to ¥600 billion by fiscal 2007.

Olympus is making every effort to further innovate as a company that is trusted by all its stakeholders including shareholders, employees, customers, and suppliers. We ask for your continued understanding and support.

July, 2004



Tsuyoshi Kikukawa
President

> In response to changes in the medical industry, the Medical Systems Group has developed a series of new products and business models centered around two core systems: a per use charging system for endoscopic procedures and a nursing operations support system.

Q.1:

The medical industry is said to be going through a period of radical change. What sorts of changes are taking place?

> Controlling medical costs is one current issue we see at the state level. Countries around the world have all struggled with this same issue in various ways. In Japan there is a movement to transform national universities and hospitals into independent administrative institutions, and measures are being taken to alter the base for insurance costs.

Until recently hospitals in Japan have been able to operate without regard for profitability, but they are now increasingly coming under pressure to evaluate income and control output like any ordinary corporation. Physicians are confused by the business of running a hospital, and the number of cases where administration is outsourced to specialist organizations is increasing. As administrative belts tighten, the way that medical equipment is purchased also changes. Purchasing decisions have been ceded from doctors to hospital administrators, with the result that these decisions are made on the basis of cost-effectiveness. Also, the changing nature of the doctor-patient relationship cannot be overlooked. Because information on doctors and new technologies can easily be found on the Internet and in other sources, patients are beginning to be more selective of the medical care they receive, choosing hospitals they prefer.

These changes are occurring in all developed countries. Accordingly, it is necessary for the medical equipment industry in Japan to also change. A business model that relies on the purchase of equipment with "functional value," suited to specific care needs, is no longer sufficient—we must compete by providing "usage value," that is, the services that physicians and hospitals are able to offer. This means that when we develop medical equipment we must take into consideration not just the

a clear vision: we no longer simply sell equipment; we change

↑20%

SALES RATIO OF CPP SYSTEMS IN THE UNITED STATES

This system is already a part of the cost per procedure (CPP) service lineup available in the U.S., accounting for approximately 20% of sales in the gastrointesitinal endoscopy field.



Koji Miyata, President of the Medical Systems Group


ness ways to solve customer problems

needs of physicians, but also those of hospital administrators and healthcare professionals as a whole.

For example, when a hospital purchases an endoscope, securing the necessary budget is often difficult. A manufacturer realizes this is a capital investment for the hospital, therefore it should assume the burden of securing the budget and determining the most appropriate means of purchase, while also working out the cost by figuring the cost accounting, capacity utilization, and other factors. Manufacturers can no longer simply sell equipment; they must change the way they do business to include solving customers' problems.

Q.2:

Is the charge-per-endoscopic-procedure system also part of this response to a changing business environment? What is the LUCERA VPP system that was launched in April 2004?

> VPP is the abbreviation for Value Per Procedure. Under this system, we provide a hospital with the EVIS LUCERA, the latest model endoscopic videoscope system, launched in Japan in late 2002, which allows for efficient endoscopic examinations. The usage contract includes warranty and maintenance costs in a single package, and charges are made on a per use basis.

Olympus' endoscope business has a 40-year history, and has grown to a level of approximately ¥217 billion in sales worldwide. To grow further, however, we believe that it is necessary to provide economical added value. This means that the business of the Medical Systems Group is not just to sell things straight out of a box, but to be able to provide "usage value" by clarifying the management of income and expenditure in accordance with the number of procedures.

Looking ahead, as Japanese hospitals pursue greater efficiency in the care they provide following reform of the medical care system, the demand for accurate and minimally invasive endoscopic examinations at these facilities will increase. This system is already a part of the cost per procedure (CPP) service menus used in the U.S., accounting for approximately 20% of sales in the gastrointestinal endoscopy field. We can no longer just sell products, but must also offer services that support the introduction of new equipment.

#1 respected company

OUR MEDICAL SYSTEMS GROUP VISION
We seek to be the most respected brand name in the medical equipment business worldwide.

a clear vision: to be the most respected brand name



Under the charge-per-procedure system the hospitals do not have to buy the equipment, so they do not have to incur a capital expense. Which is why this new service, named LUCERA VPP, is now being offered to several customers. We have received an extremely favorable response from St. Luke's International Hospital in Tokyo, where we have secured a contract and introduced the endoscopy equipment. Previously, after a sale had been completed we concentrated on maintenance and follow-up services; it was rare for us to get involved with the operating status of the equipment. However, we are now looking to be a partner supporting the hospital administration, ultimately playing a consultative role that offers a wide variety of added value.

Q.3:
Information networks within hospitals are becoming more prevalent. What is the aim of the nursing operations support system, Solemio NURSE?

> Our goal with Solemio NURSE is to aid in greater operational efficiency and prevent malpractice in Japanese hospital wards,



leading to greater management efficiency for the entire hospital. With this system nurses use a Personal Digital Assistant (PDA) unit to scan barcodes on drug prescriptions and wristbands on patients, crosschecking to ensure that dosages are in-line with doctors' orders, and that proper care is given. The treatment details entered into the PDA are immediately transferred to an electronic care card, eliminating the possibility of input omission and increasing operation efficiency, as well as allowing for more precise management of inventory. Olympus' development efforts, carefully incorporating the needs of doctors and hospitals, have resulted in this extremely innovative product. Developed with the cooperation of the International Medical Center of Japan and Morioka Red Cross Hospital, the system was launched in April 2004.

Rigorous efforts to improve the efficiency of diagnostic procedures are now being carried out in the United States. The endoscopic examinations that used to be performed in the hos-

National Cost of Medical Care

(Billions of yen)



23,478
24,363
25,791
26,958
28,521
29,065
29,825
30,934
30,358
31,323
93
94
95
96
97
98
99
00
01
02

Source: Ministry of Health, Labour and Welfare

worldwide in the medical equipment business

pital are now increasingly being done in other locations. There are now three to four thousand Ambulatory Surgical Centers (ASCs) that offer endoscopic examinations, where the procedure can be performed on an outpatient basis. Because ASCs are extremely businesslike, their management consultants have all built up programs that allow them to run business simulations, helping them to increase efficiency and lower costs. It is impossible to say whether Japanese hospitals will adopt a similar system or will head in an independent direction, but it is certain that there will be increasing demand for solutions like Solemio NURSE that provide economical added value in hardware.

Q.4:

In conclusion, what is your vision for the Medical Systems Group?

> We seek to be the most respected brand name worldwide in the medical equipment field. And what does it mean to be respected in the medical equipment business? Our performance is judged by every phone call we receive. If our response on the telephone is considered poor, this alone will diminish us. To prevent this from happening, we must do whatever is necessary to build a structure whereby the objectives of the Medical Systems Group are shared throughout the entire organization. We must also recognize that our business is one that deals with disease.

The business of medicine contributes to the well being of our society. And it fills us with joy to know that we are helping people; we seek to provide medical equipment and service that are safe, reliable, and effective.

July 2004



Koji Miyata
President of the Medical Systems Group

CAMEDIA AZ-1
Olympus introduces the CAMEDIA AZ-1 compact digital camera featuring a high-contrast, low-reflection, big 2.5-inch LCD with a wide 160° viewing angle. The new, unique concept of the AZ-1 is that showing photos on it is fun.




OLYMPUS
E-1
ZUIKO DIGITAL 14-54mm 1:2.8-3.5



imaging systems

The Imaging Systems Group
Digital cameras
Film cameras
Voice recorders
Magneto-optical disk drives

> The Imaging Systems Group handles digital cameras, film cameras and voice recorders. Sales during fiscal 2004 rose 21.2% from the previous fiscal year to ¥296,730 million (US$2,698 million), continuing substantial growth in-line with expansion in the digital camera market. Operating income declined 16.7% to ¥15,158 million (US$138 million) owing to an increase in basic costs while prices for digital cameras decreased. Domestic sales rose 4.6% to ¥47,794 million (US$434 million), while overseas sales advanced 25.0% to ¥248,936 million (US$2,263 million).

Digital Cameras

> Sales of digital cameras climbed 43.8% to ¥251,344 million (US$2,285 million).

Spurred on by expansion in the global digital camera market, especially in Europe and the United States, shipments of digital cameras soared 71.2% to 48.6 million units worldwide. Olympus took an aggressive sales posture and expanded its product line-up in response to market needs, such as with the μ[mju:] DIGITAL (Stylus Digital in the U.S. and μ[mju:] Digital in Europe) featuring a weather-proof design—the first for a digital camera. Sales volume increased considerably, from 4.4 million units in the previous fiscal year to 7.4 million units in the current fiscal year, owing to robust demand in mainly the United States and significant sales growth in Europe and Asia.

μ[mju:] 410 DIGITAL
Olympus adds its 4-megapixel μ[mju:] 410 DIGITAL (Stylus 410 DIGITAL in the U.S.) to the world's first all-weather metal-bodied digital camera series.



DIGITAL STEREO RECORDER WITH MUSIC PLAYER DM-20
The DM series' prize product—DM-20. DM-20 features 44 hours and 45 minutes of long DSS format recording, high quality WMA format stereo recording, and an MP3/WMA format music player.







Imaging Systems Group Sales

(Millions of yen)



296,730
47,794
248,936
244,814
45,685
199,129
214,999
49,736
165,263
02
03
04

- Domestic sales
– Overseas sales

Product prices fell, however, as a result of heightened competition in Japan and overseas, and Olympus was unable to increase sales enough to keep pace with market expansion. Our share of the global market edged down a little to 15% compared with the previous fiscal year.

The digital single lens reflex (SLR) camera market, which mainly comprises users not satisfied with the performance and function of conventional digital cameras, has considerable growth potential. Launched in October 2003, the digital SLR E-1 (available by the same name in the U.S. and Europe) was praised by professional cameramen for its Four Thirds System, which offers high-end digital resolution.

Film Cameras

> Sales of film cameras totaled ¥29,114 million (US$265 million), a decline of 46.0% from the previous fiscal year.

The market for film cameras has steadily declined in scale due to the tremendous growth in the digital camera market. Olympus has been working to minimize the adverse impact on the smaller market by increasing its market share in countries around the world, such as through the domestic release of the μ [mju:]-III 150 (Stylus 150 in the U.S. and μ[mju:]-III 150 in Europe) with a newly developed "beautiful skin mode" that enhances skin tone. Despite this new camera gaining popularity among women, it failed to offset the shrinking market scale in Japan and overseas, resulting in an overall decrease in sales.

Voice Recorders

> Sales of voice recorders grew 15.0% to ¥13,353 million (US$121 million).

The market for IC recorders is expanding due to improvements in portability, longer recording times, higher audio quality, and the convenient ability to transfer audio data to PCs. Sales of IC recorders increased, reflecting popular demand for the DM (available by the same name in the U.S. and Europe) series released in March 2003 for its stereo recording and high-quality audio capabilities. Olympus also broadened its product lineup overseas, mainly in the United States, and sales expanded with market support.

Imaging Systems Group Split-Off

> On October 1, 2004, Olympus plans to split off the Imaging Systems Group into Olympus Imaging Corp. and transfer all related operations to the new company. As a wholly owned subsidiary of the Company, Olympus Imaging Corp. will take charge of the manufacturing and sales of digital cameras, film cameras, and voice recorders. Senior Executive Managing Officer Hiroshi Komiya, the current Imaging Systems Group President, is to become president of the new company.

EVIS LUCERA
Olympus has launched the world's first HDTV-compatible endoscope system.




UD
DA
RA

medical systems

The Medical Systems Group
Medical endoscopes
Minimally invasive products

> The Medical Systems Group handles medical endoscopes as well as minimally invasive products such as surgical products, endoscopic ultrasound systems, and endo-therapy devices for medical institutions. With approximately 70% of the world market share, Olympus' gastrointestinal endoscopes provide a solid earnings foundation. In fiscal 2004, sales of the product group rose 7.6% to ¥216,915 million (US$1,972 million), exemplifying continued growth in sales to Asia. Operating income increased 15.7% to ¥63,216 million (US$575 million), reflecting efforts to lower costs of production. Domestic sales climbed 9.0% to ¥63,325 million (US$576 million), while overseas sales increased 7.1% to ¥153,590 million (US$1,396 million).

In April 2003, the Medical Systems Group was restructured, transferring diagnostic systems and biological microscopes to the Life Science Group.

Medical Endoscopes

> Sales of medical endoscopes rose 3.1% to ¥134,029 million (US$1,218 million).

In Japan, conditions in the medical sector were lackluster as hospitals restricted capital investment amid reforms to the medical system. Overseas conditions were challenging as sales of mainstay products entered a cyclical downturn. Despite this operating environment, Olympus recorded higher sales of EVIS

SOLEMIO ENDO
Computer system to facilitate operations in an endoscopy suite



CHF TYPE BP260/B260
CHF TYPE BP260 is the world's smallest videoscope with a diameter of 2.6mm, mainly used for cholangio-pancreato endoscopy.



ENDOARM
EndoArm, the world's first dedicated endoscopic system for neurosurgery, features operability with a weightless feeling.







Medical Systems Group Sales

(Millions of yen)



192,336
57,644
134,692
201,512
58,100
143,412
216,915
63,325
153,590
02
03
04

- Domestic sales
– Overseas sales

LUCERA, which was released in 2002 incorporating the world's first HDTV-compatible endoscope system, owing to favorable demand in Japan and strong sales overseas. In addition, a trade-in promotion against our conventional model and competitors' products contributed to sales in Europe and the United States.

Minimally Invasive Products

> Sales of minimally invasive products, comprising surgical products, endoscopic ultrasound systems, and endo-therapy devices, increased 15.9% year on year to ¥82,886 million (US$754 million).

Although conditions in the Japanese medical market remain severe, Olympus reinforced its sales structure for endo-therapy devices and secured higher sales. Overseas, mainly in Europe and the United States, Olympus bolstered its sales structures and engaged in sales promotion activities for mainstay products, including the endo-surgery video camera system, VISERA, and endo-therapy devices featuring an expanded lineup of disposables. As a result of these efforts, demand remained strong and sales increased significantly over the fiscal year.

In February 2004, Olympus released EndoArm, the world's first endoscopic system for neurosurgery. The field of neurosurgery has been waiting for the development of a specialized endoscopic system compatible with extremely complex procedures, such as on blood vessels less than 1 millimeter in diameter and for the removal of tumors while circumventing nerves. Based on its technologies and expertise accumulated in the field of endoscopes and surgical microscopes, Olympus is confident EndoArm will contribute to the development of minimally invasive medicine in the field of neurosurgery.

Medical Systems Group Split-Off

> On October 1, 2004, Olympus plans to split off the Medical Systems Group into the wholly owned subsidiary Olympus Medical Systems Corp., which will handle the manufacturing and sales of medical endoscopes and other medical equipment. Senior Executive Managing Officer Koji Miyata, the current Medical Systems Group President, is to become president of the new company.



DP70
MICROSCOPE
DIGITAL CAMERA
The DP70 features high resolutions at 12.5 megapixels, fast image capture at about three seconds, and high sensitivity that is comparable to ISO 1600.





AU2700
AUTOMATED
CHEMISTRY ANALYZER
The AU2700 integrates a larger system's high throughput power with the flexible emergency testing capability and easy operations of a smaller system.






OLYMPUS





life science

The Life Science Group
Biological microscopes
Diagnostic systems
Analytical services for genomic information

> The Life Science Group was established as a new business group resulting from the restructuring of the Medical Systems Group in April 2003. Its main products are biological microscopes, which have been with Olympus since its inception; analytical services for genomic information, which employ optical technologies developed in microscopes; and, in-vitro diagnostic systems such as clinical chemistry analyzers, which were an offspring of involvement in the medical field. Through substantial technological innovation, Olympus boasts an approximate 30% share of the world market for biological microscopes. Olympus is the sole manufacturer of both in-vitro diagnostic equipment and reagents. Our diagnostic systems are highly regarded by customers, and continue to grow sharply. We expect analytical services for genomic information, a key technology contributing to the development of genome medicine, to grow into our core business.

In fiscal 2004, sales increased 7.2% to ¥71,739 million (US$652 million). Owing to robust sales growth and efforts to reduce costs, operating income rose 16.1% to ¥3,823 million (US$35 million). Domestic sales grew 2.3% to ¥19,502 million (US$177 million), and overseas sales advanced 9.1% to ¥52,237 million (US$475 million).

FV1000
CONFOCAL LASER
SCANNING
MICROSCOPE
The FV1000 provides high sensitivity, speed, and resolution optimal for confocal imaging of live cells.



MF20 MOLECULE
FLUOROMETRIC
ANALYSIS SYSTEM
The MF20 features high-speed analysis of the mutual interaction of live cells by using a new method of molecule fluorometric analysis.







Life
Science
Group Sales

(Millions of yen)


62,630
20,027
42,603
66,942
19,061
47,881
71,739
19,502
52,237
02
03
04

- Domestic sales
- Overseas sales

Biological Microscopes

> Sales of biological microscopes increased 2.6% to ¥33,860 million (US$308 million).

The operating environment in Japan is becoming more complex as national universities and institutes are being turned into into independent administrative organizations. Domestic sales of biological microscopes were on par with the previous fiscal year, owing to the introduction of new laser microscopes and firm demand for inverted microscopes and microscope digital cameras. Overseas, sales of laser microscopes increased for research laboratories in the United States, and sales were favorable for our training microscopes in mainly China and Taiwan. As a result, overall sales of biological microscopes expanded.

Olympus is developing analytical services for genomic information with single-molecule fluorescence detection systems and DNA microarray (PAM) systems. We plan on initiating consigned analysis services for our DNA computer, the first such service developed in the world, during the fiscal year ending March 31, 2005. *We expect our inspection equipment and these services to* contribute to the further development of medical technology in the areas of drug discovery and molecular diagnosis for personalized medicines.

Diagnostic Systems

> Sales of diagnostic systems grew 10.7% year on year to ¥37,409 million (US$340 million).

In Japan, sales of large-scale inspection equipment struggled, due to a sluggish market caused by health care system reforms. In Europe, our systems business providing customer solutions made significant progress, and we enjoyed good sales in the United States and China as well. As a result, overall sales of diagnostic systems increased.



IPLEX SX INDUSTRIAL VIDEOSCOPE SYSTEM
The IPLEX SX provides improved access to intricate engine interiors by hooking up operations with working channels, and offering accurate inspections with superior optical performance and high-precision stereo measurements.











industrial systems

The Industrial Systems Group
Industrial microscopes
Industrial endoscopes
Printers
Barcode data processing equipment
Measuring equipment

> The Industrial Systems Group handles the businesses of industrial microscopes, industrial endoscopes, printers, barcode scanners and other industrial equipment.

During the second half of fiscal 2004, the market expanded for digital home electronics, such as flat-screen TVs and HDD/DVD recorders, resulting in an increase in sales in semiconductor inspection equipment in Japan. This increase was insufficient to compensate for declines in sales of other equipment, however, resulting in a decrease of 4.3% in sales to ¥42,546 million (US$387 million). Operating losses totaled ¥2,824 million (US$26 million), a widening from losses of ¥894 million in the previous fiscal year, owing to the decline in sales. Domestic sales rose 20.6% to ¥14,077 million (US$128 million), while overseas sales fell 13.2% to ¥28,469 million (US$259 million).

LEXT OLS3000 CONFOCAL LASER SCANNING MICROSCOPE

The LEXT OLS3000 realizes resolving power observation and high repeatability, and offers the world's first bright-field, dark-field differential interference observation platform.



SZ61 ZOOM STEREO MICROSCOPE WITH A GREENOUGH OPTICAL SYSTEM

The SZ61 stereo microscope excels in operability.









Industrial Systems Group Sales
(Millions of yen)
49,281
14,283
34,998
44,463
11,668
32,795
42,546
14,077
28,469
Domestic sales
Overseas sales
02
03
04

Optical Equipment

> Sales of industrial microscopes were ¥17,505 million (US$159 million), an increase of 3.2% from the previous fiscal year.

Industrial microscopes are used as inspection equipment on production lines in high-tech plants for semiconductors and LCDs. In fiscal 2004, sales of industrial microscopes increased owing to a noticeable increase in demand from vigorous capital investment by electronics manufacturers in Japan and Asia in semiconductors, electronic components, flat-panel displays, and liquid crystal components for digital home electronics from the second half of the fiscal year under review.

Sales of industrial endscopes were ¥9,288 million (US$84 million), an increase of 0.5% from the previous fiscal year. Industrial endoscopes use endoscopic technology that originated in the medical field, for the non-destructive testing of jet engines, pipes in buildings, and large-scale machinery. In fiscal 2004, sales were largely unchanged from the previous fiscal year due to sluggish demand in Japan and the adverse effects of SARS and the war in Iraq.

Information Equipment

> Sales of industrial-use printers declined 16.6% to ¥4,022 million (US$37 million).

In September 2003, Olympus established the Ortek Corporation in a joint venture with Riso Kagaku Corporation to handle the planning, development, manufacture, and sale of products that apply new inkjet technology. In October 2003, Olympus jointly developed the Orphis HC5000 high-speed business printer with the Ortek Corporation. The new product is expected to contribute to sales from fiscal 2005. Sales of barcode scanners dropped 9.0% to ¥10,463 million (US$95 million), owing to fewer sales to business partners.

0.12 μm

MICROMIRROR SCANNER FOR THE LEXT OLS3000

The OLS3000 achieved the world's finest resolution of 0.12 μm in a laser microscope.



2 megapixel

THIN-LENS UNIT FOR CELLULAR PHONES WITH BUILT-IN CAMERAS

Olympus developed cellular phone cameras with over 2-megapixel resolutions possible.



R&D Expenditure

(Millions of yen)


30,477
34,735
38,671
r&d
02
03
04

R&D Expenditure by Segment

(%)


Others
6.6
Industrial Systems Group
7.8
Imaging Systems Group
25.4
Life Science Group
18.3
Medical Systems Group
41.9
04

> Based on its core competence in OPTO-Digital Technology, Olympus engages in research and development in the optics, digital imaging, and microprocessing fields to provide new value to society.

In fiscal 2004, research and development expenses were ¥38,671 million (US$352 million), an increase of 11.3% over the previous fiscal year. Research and development expenditures were 6.1% of net sales.

Restructuring of R&D

> In April 2003, Olympus restructured its Corporate Research and Development Center by reestablishing the center and creating the Future Creation Laboratory. The Corporate Research and Development Center undertakes the development of technology for product differentiation going one step beyond Business Groups, and the latest technologies that lead to the creation of new business in the future. The Future Creation Laboratory engages in long-term research in new business domains.

The Corporate Research and Development Center is in charge of research in three fields that are also crucial elements of the Corporate Technology strategies. The first is high-definition video systems development; the second is the development of microelectromechanical systems (MEMS) components and MEMS foundry services; and the third is the development of new medical businesses including regenerative medicine and capsule endoscopes.

Research Results

> Research results during this fiscal year included the development of the micromirror scanner with MEMS technology for our OLS3000 confocal scanning laser microscope. With the micromirror scanner the OLS3000 has a more compact body and better vibration resistance is realized; and using the combination of a laser microscope with the world's finest resolution of 0.12 μm and an optical microscope, 3-D observation in color is possible.

In addition, based on its advanced imaging optical technology, Olympus has developed a free-shaped prism type thin-lens unit for cellular phones with a built-in camera, featuring the slimmest designs in the industry. Without enlarging the thickness of the lens unit, Olympus has made it possible to apply more than 2-megapixel resolutions to cellular phones.

"Social IN" Management Principle

> The Olympus Group aims to continuously provide new value, as is truly desired by society, from its core competence in OPTO-Digital Technology. As the foundation of our business activities, our management principle of "Social IN" entails providing new value to promote healthy and happy lifestyles, working together, and the sharing of values with all of society.

Olympus' Corporate Governance and Compliance Structure

> Regarding corporate governance as an important management issue, the Olympus Group is making concerted efforts to build an optimal, effective, and fair management structure based on the "Social IN" principle from a global perspective.

In principle, the Board of Directors meets twice a month to formulate business strategy, make critical decisions and observe business execution. Olympus has an executive officer system that places executive officers in charge of business execution functions. We have reduced the number of directors from 20 to 12, and the term of office for directors is one year in order to better clarify responsibilities. Olympus strives for swift and efficient management with a clear division of responsibilities for its executive officers.

The internal company structure comprises four internal companies, each of which are focused on specific market segments, aiming to improve responsiveness to market needs, and accelerate business propulsion through an independent and self-supporting division of powers. In October 2004, Olympus plans to split off the Imaging Systems Group and the Medical Systems Group, and as an advanced form of the internal company structure, also split off primary sales subsidiaries in the U.S. and Europe. By taking these operations and establishing an integrated business structure, we aim to strengthen our responsiveness in global markets.

Members of the Global Strategy Committee, including the president of Olympus, the heads of each internal company and research center, as well as the presidents of primary sales subsidiaries around the world, meet to strengthen global management. Held twice a year, the Global Strategy Committee formulates management strategies and deliberates on performance valuation, among other issues.

With regard to auditing, Olympus has an auditing structure comprising four auditors, of which two are outside auditors. The Board of Auditors meets in principle twice a month. Auditing firms perform external audits and the Audit Office conducts internal audits.

Olympus determines internal rules and regulations that serve as a code of conduct for employees. Our compliance system addresses laws and ordinances related to medical equipment around the world as a part of our corporate responsibility of providing medical equipment and products that affect people's lives. In addition, we are constructing a quality assurance system to ensure constant quality improvements.

Olympus has set up a Risk Management Committee headed by the president to prevent the occurrence of crisis situations and to be able to recover quickly should one occur. Specially trained staff in the Risk Management Bureau collect information on potential risks, evaluate these risks, propose effective countermeasures, and provide assistance in ensuring effectiveness.

Olympus Organization

(As of June 30, 2004)


Board of Directors
Board of Auditors
Chairman
President
Executive Management Committee
Global Strategy Committee
Risk Management Committee
Imaging Systems Group
Medical Systems Group
Life Science Group
Industrial Systems Group
Corporate R&D Center
Future Creation Laboratory
Intellectual Property & Licensing Division
Corporate Center
Trade Compliance Bureau
Corporate Planning Division
Pharmaceutical Affairs Division
BPI Project
Information Systems Department

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS
(As of June 30, 2004)



Masatoshi Kishimoto
Chairman



Tsuyoshi Kikukawa
President

CHAIRMAN
Masatoshi Kishimoto*

PRESIDENT
Tsuyoshi Kikukawa*

DIRECTORS
Atsushi Yusa
Masaaki Terada
Koji Miyata
Hiroshi Komiya
Isao Takahashi
Shinya Kosaka
Masaharu Okubo
Hideo Yamada
Hiroyuki Furihata
Ken Yonekubo

STANDING CORPORATE AUDITORS
Tadao Imai
Tadahiko Amemiya

CORPORATE AUDITORS
Makoto Shimada
Yasuo Nakamura

SENIOR EXECUTIVE MANAGING OFFICERS
Masaaki Terada**
Koji Miyata**
Hiroshi Komiya**
Isao Takahashi**

EXECUTIVE MANAGING OFFICERS
Shinya Kosaka**
Masaharu Okubo**
Hideo Yamada**
Hiroyuki Furihata**

EXECUTIVE OFFICERS
Ken Yonekubo**
Tatsuo Nagasaki
Kazuhisa Yanagisawa
Mikio Takagi
Kazuo Ichikawa
Haruhito Morishima
Masataka Suzuki
Shuichi Takayama
Takashi Tsukaya
Masao Kuribayashi
Toshiaki Gomi

*Representative Directors
**Jointly Serving Directors

financials

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

> Total net sales increased 12.3% to ¥633,622 million (US$5,760 million).

Sales in the Imaging Systems Group rose 21.2% to ¥296,730 million (US$2,698 million). This substantial increase is attributable to the excellent performance of digital cameras in mainly the U.S., but also in Europe and Asia. Although we have been facing further price declines and severe competition as competitors aggressively launch new models, our μ [mju:] DIGITAL (Stylus Digital in the U.S. and μ [mju:] Digital in Europe) series, which feature a weatherproof metal body, performed outstandingly well in all major markets. We also received a positive response from professional photographers for the E-1, our new line of digital SLR cameras based on the Four Thirds System standard. Sales of compact cameras, on the other hand, fell due to an irreversible contraction of the market, despite favorable demand for our new μ [mju:]-III 150 (Stylus 150 in the U.S. and μ [mju:]-III 150 in Europe) compact camera, which was released in fiscal 2004.

In the Medical Systems Group, sales increased 7.6% to ¥216,915 million (US$1,972 million). Medical endoscopes enjoyed favorable sales thanks to contributions from the EVIS LUCERA, the world's first HDTV-compatible endoscope system, despite uncertainty concerning reforms in the health care system and budget. Although the U.S. and European markets were saturated with the current standard model, EVIS EXCERA, sales of medical endoscopes were higher than last year. In the minimally invasive products area, the reinforcement of our sales and marketing organization and effective sales promotion activities contributed to remarkable growth, especially in the U.S. and Europe.

In the Life Science Group, sales advanced 7.2% to ¥71,739 million (US$652 million). Sales of biological microscopes were almost at the same level as last year, reflecting the successful introduction of new laser microscopes and their sales promotions, despite unstable conditions in the domestic market owing to sequential reforms in the public sector. Diagnostic systems enjoyed favorable sales mainly in Europe, where the cost per procedure met customer demands. In addition, firm sales of consumables for diagnostic systems in the U.S. and China contributed to the outstanding performance of this business segment. The analytical service for genmic information still takes up only a small portion in entire sales of the Life Science Group, but this promising area showed steady growth in the fiscal year under review.

Sales of the Industrial Systems Group decreased 4.3% to ¥42,546 million (US$387 million). Industrial microscopes sales surpassed the previous fiscal year due to a recovery in the semiconductor and electronic component markets in Japan and other parts of Asia. Sales of industrial endoscopes, however, remained level with the previous fiscal year due to unfavorable market conditions caused by the sluggish domestic market, the war in Iraq, and the SARS outbreak.

Net Income

> Operating income edged up slightly to ¥62,997 million (US$573 million). The ratio of selling, general and administrative expenses to net sales increased from 37.0% to 37.2%. Net income surged 37.9% to ¥33,564 million (US$305 million), due mainly to a gain of ¥8,584 million (US$78 million) on the release from an obligation for payments on the substitutional portion of the employees' pension insurance scheme.

Net Sales

(Millions of yen)


428,646
466,704
528,415
564,343
633,622
00
01
02
03
04

Operating Income / Net Income

(Millions of yen)


30,132
1,860
35,496
11,787
42,283
10,279
62,346
24,348
62,997
33,564
00
01
02
03
04

– Operating income
– Net income

Total Assets and Shareholders' Equity

(Millions of yen)


536,174
190,341
584,103
192,229
562,078
201,547
605,768
222,432
682,673
252,179
00
01
02
03
04

– Total assets
– Shareholders' equity

ANALYSIS OF FINANCIAL POSITION

Total Assets

> As of March 31, 2004, total assets were ¥682,673 million (US$6,206 million), an increase of 12.7% from the previous fiscal year-end. Total current assets rose 14.1% to ¥408,049 million (US$3,710 million), mainly due to an increase in notes and accounts receivable and inventories. Net property, plant and equipment were ¥101,104 million (US$919 million). Total investments and other assets were ¥173,520 million (US$1,577 million). Turnover of total assets in fiscal 2004 was 0.93 times, slightly decreased from the previous fiscal year.

Total Liabilities and Shareholders' Equity

> Total liabilities increased 12.3% to ¥429,329 million (US$3,903 million). Total shareholders' equity rose 13.4% to ¥252,179 million (US$2,293 million). The ratio of shareholders' equity to total assets improved slightly to 36.9%.

Cash Flows

> Cash and cash equivalents as of March 31, 2004, increased ¥13,151 million to ¥69,095 million (US$628 million) compared with the end of the previous fiscal year.

Net cash provided by operating activities decreased ¥48,214 million to ¥30,537 million (US$278 million) compared with the previous fiscal year, mainly due to an increase in accounts receivable and inventories as well as in outgoing cash from the return of pension assets for the substitutional portion of the government pension scheme and the foundation of a new pension scheme.

Net cash used in investing activities was ¥55,211 million (US$502 million), owing primarily to the purchases of property, plant and equipment.

Net cash provided by financial activities was ¥38,408 million (US$349 million), owing to a decrease in short-term borrowings and proceeds from long-term debt.

Research & Development Expenditures

> The Olympus Group has been seeking new technologies through research and development activities to create new business areas and to strengthen the core competencies of current businesses. In the fiscal year under review, R&D expenditures amounted to ¥38,671 million (US$352 million), 6.1% of net sales.

Capital Expenditures

> Total capital expenditures grew 21.1% to ¥41,917 million (US$381 million). The amount of depreciation and amortization was ¥24,249 million (US$220 million) in the fiscal year under review.

Capital Expenditure

(Millions of yen)


17,093
16,288
21,411
18,247
24,835
23,700
34,619
16,858
41,917
24,249
00
01
02
03
04

– Capital Expenditures
– Depreciation and amortization

R&D Expenditure

(Millions of yen)


31,955
30,848
30,477
34,735
38,671
00
01
02
03
04

Rate of Return on Equity

(%)


1.0
6.2
5.2
11.5
14.1
00
01
02
03
04

Olympus Corporation and Consolidated Subsidiaries

	2004	2003
FOR THE YEAR:		
Net sales:		
Domestic	¥150,334	141,021
Overseas	¥483,288	423,322
Total	¥633,622	564,343
Percentage to previous year	112.3%	106.8
Net income	¥ 33,564	24,348
Percentage to net sales	5.3%	4.3
R&D expenditures	¥ 38,671	34,735
Capital expenditures	¥ 41,917	34,619
Depreciation and amortization	¥ 24,249	16,858
Earnings per share (in yen):		
Basic net income	¥ 126.96	91.88
Cash dividends per share (in yen):		
Actual	¥ 15.00	14.00
AT YEAR-END:		
Total assets	¥682,673	605,768
Turnover (times)	0.93	0.97
Total liabilities	¥429,329	382,456
Minority interests	¥ 1,165	880
Shareholders' equity	¥252,179	222,432
Shareholders' equity ratio	36.9%	36.7
Working capital	¥125,324	79,734
Number of shares outstanding (in thousands)	264,473	264,473
Number of employees	28,857	23,975

Notes: 1. See Note 1 (n) of Notes to the Consolidated Financial Statements in respect to the calculation of amounts and dividends per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.

Sales by Geographic Area


(%)
Other area
1.9
Asia
12.1
23.7
Japan
Europe
31.7
30.6
North America
04

Sales by Business Segment


(%)
Others
0.9
Industrial Systems Group
6.7
Life Science Group
11.3
46.9
Imaging Systems Group
Medical Systems Group
34.2
04

	Millions of yen (except per share amounts)						
2002	2001	2000	1999	1998	1997	1996	1995
150,761	149,351	144,993	136,012	128,025	114,162	95,185	86,914
377,654	317,353	283,653	277,732	236,957	196,315	160,963	165,183
528,415	466,704	428,646	413,744	364,982	310,477	256,148	252,097
113.2	108.9	103.6	113.4	117.6	121.2	101.6	105.2
10,279	11,787	1,860	8,883	9,309	2,322	2,041	3,101
1.9	2.5	0.4	2.1	2.6	0.7	0.8	1.2
30,477	30,848	31,955	31,060	28,415	28,637	27,821	27,833
24,835	21,441	17,093	18,452	17,220	15,285	13,865	11,925
23,700	18,247	16,288	16,824	15,332	13,455	11,452	13,543
38.87	44.57	7.03	33.59	35.21	8.79	7.72	11.74
13.00	13.00	6.50	13.00	13.00	13.00	13.00	13.50
562,078	584,103	536,174	533,584	521,101	510,123	487,549	442,367
0.94	0.80	0.80	0.78	0.70	0.61	0.53	0.57
358,256	389,968	344,272	342,895	334,411	329,413	305,723	259,940
2,275	1,906	1,561	402	573	528	463	9
201,547	192,229	190,341	190,287	186,117	180,182	181,363	182,418
35.9	32.9	35.5	35.7	35.7	35.3	37.2	41.2
114,779	124,287	171,378	232,226	211,144	193,282	148,372	205,256
264,473	264,473	264,473	264,473	264,473	264,279	264,230	264,221
20,705	19,865	18,999	17,874	17,098	16,426	14,923	13,712

CONSOLIDATED BALANCE SHEETS

Olympus Corporation and Consolidated Subsidiaries
March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
ASSETS			
CURRENT ASSETS:			
Cash and time deposits	¥ 114,839	¥ 102,216	$ 1,043,991
Marketable securities	34,997	34,997	318,155
Notes and accounts receivable	117,686	104,190	1,069,873
Allowance for doubtful accounts	(3,363)	(3,647)	(30,573)
Inventories	87,445	77,166	794,955
Deferred income taxes	18,682	21,887	169,836
Other current assets	37,763	20,740	343,299
Total current assets	408,049	357,549	3,709,536
PROPERTY, PLANT AND EQUIPMENT:			
Land	14,328	15,230	130,255
Buildings and structures	87,592	87,446	796,291
Machinery and equipment	159,646	143,332	1,451,327
Construction in progress	2,852	878	25,927
	264,418	246,886	2,403,800
Less—Accumulated depreciation	(163,314)	(155,591)	(1,484,673)
Net property, plant and equipment	101,104	91,295	919,127
INVESTMENTS AND OTHER ASSETS:			
Investment securities	119,643	107,895	1,087,664
Deferred income taxes	7,788	17,408	70,800
Lease deposits and other	46,089	31,621	418,991
Total investments and other assets	173,520	156,924	1,577,455
	¥ 682,673	¥ 605,768	$ 6,206,118

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	¥ 100,607	¥ 72,928	$ 914,609
Current maturities of long-term debt	2,054	38,321	18,673
Notes and accounts payable	77,087	60,860	700,791
Accrued expenses	57,080	59,439	518,909
Income taxes payable	4,457	12,304	40,518
Other current liabilities	41,440	33,963	376,727
Total current liabilities	282,725	277,815	2,570,227
Long-term debt, less current maturities	134,547	84,778	1,223,155
Severance and retirement allowance	7,903	14,043	71,845
Other non-current liabilities	4,154	5,820	37,764
Contingent liabilities (Note 11)	—	—	—
Minority interests	1,165	880	10,591
SHAREHOLDERS' EQUITY:			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—264,472,608 shares	40,833	40,833	371,209
Capital surplus	65,528	65,528	595,709
Retained earnings	149,397	119,867	1,358,155
Net unrealized holding gains on securities	5,983	555	54,391
Foreign currency translation adjustments	(7,569)	(3,324)	(68,809)
Treasury stock, at cost	(1,993)	(1,027)	(18,119)
Total shareholders' equity	252,179	222,432	2,292,536
	¥ 682,673	¥605,768	$ 6,206,118

CONSOLIDATED STATEMENTS OF INCOME

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales	¥ 633,622	¥ 564,343	¥ 528,415	$ 5,760,200
Cost of sales	335,053	293,532	308,637	3,045,936
Gross profit	298,569	270,811	219,778	2,714,264
Selling, general and administrative expenses	235,572	208,465	177,495	2,141,564
Operating income	62,997	62,346	42,283	572,700
OTHER INCOME (EXPENSES):				
Interest expense, net	(4,621)	(6,083)	(8,596)	(42,009)
Gain (loss) on marketable and investment securities, net	1,749	(8,112)	(10,430)	15,900
Foreign currency exchange gain (loss), net	1,123	(1,235)	(3,859)	10,209
Net gain (loss) of investment in affiliated companies carried on the equity method	(1,570)	46	376	(14,273)
Gain on the release from the substitutional portion of the government's Welfare Pension Insurance Scheme	8,584	—	—	78,036
Loss on settlement of swap contracts	(5,447)	—	—	(49,518)
Other, net	(2,614)	(3,968)	668	(23,763)
Total	(2,796)	(19,352)	(21,841)	(25,418)
Income before provision for income taxes	60,201	42,994	20,442	547,282
PROVISION FOR INCOME TAXES:				
Current	16,390	24,483	15,238	149,000
Deferred	10,247	(5,837)	(5,075)	93,155
Total	26,637	18,646	10,163	242,155
Net income	¥ 33,564	¥ 24,348	¥ 10,279	$ 305,127

	Yen			U.S. dollars
AMOUNTS PER SHARE OF COMMON STOCK:				
Earnings per share—Basic net income	¥126.96	¥91.88	¥38.87	$1.154
CASH DIVIDENDS, APPLICABLE TO THE YEAR—				
Actual	¥15.00	¥14.00	¥13.00	$0.136

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
COMMON STOCK:				
Balance at beginning of year	¥ 40,833	¥ 40,833	¥ 40,833	$ 371,209
Balance at end of year	¥ 40,833	¥ 40,833	¥ 40,833	$ 371,209
CAPITAL SURPLUS				
ADDITIONAL PAID-IN CAPITAL:				
Balance at beginning of year	¥ 65,528	¥ 65,528	¥ 65,528	$ 595,709
Balance at end of year	¥ 65,528	¥ 65,528	¥ 65,528	$ 595,709
RETAINED EARNINGS:				
Balance at beginning of year	¥ 119,867	¥ 99,032	¥ 92,297	$ 1,089,700
Net income	33,564	24,348	10,279	305,127
Cash dividends paid	(3,958)	(3,437)	(3,438)	(35,982)
Bonuses for directors	(72)	(76)	(106)	(655)
Net loss on disposal of treasury stock	(4)	—	—	(35)
Balance at end of year	¥ 149,397	¥ 119,867	¥ 99,032	$ 1,358,155
NET UNREALIZED HOLDING GAINS (LOSSES) ON SECURITIES:				
Balance at beginning of year	¥ 555	¥ (214)	¥ (204)	$ 5,045
Net increase (decrease)	5,428	769	(10)	49,346
Balance at end of year	¥ 5,983	¥ 555	¥ (214)	$ 54,391
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:				
Balance at beginning of year	¥ (3,324)	¥ (3,536)	¥ (6,220)	$ (30,218)
Net increase (decrease)	(4,245)	212	2,684	(38,591)
Balance at end of year	¥ (7,569)	¥ (3,324)	¥ (3,536)	$ (68,809)
TREASURY STOCK, AT COST:				
Balance at beginning of year	¥ (1,027)	¥ (96)	¥ (5)	$ (9,336)
Net increase (decrease)	(966)	(931)	(91)	(8,783)
Balance at end of year	¥ (1,993)	¥ (1,027)	¥ (96)	$ (18,119)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before provision for income taxes	¥ 60,201	¥ 42,994	¥ 20,442	$ 547,282
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	24,249	16,858	23,700	220,445
Increase (decrease) in severance and retirement allowance	(6,144)	2,699	3,282	(55,855)
Increase in prepaid pension cost	(8,692)	—	—	(79,018)
Interest income	(291)	(376)	(666)	(2,645)
Interest expense	4,912	6,459	9,262	44,655
Loss (gain) on marketable and investment securities, net	(1,749)	8,112	10,430	(15,900)
Loss on settlement of swap contracts	5,447	—	—	49,518
Increase in accounts receivable	(27,967)	(12,580)	(2,722)	(254,245)
Decrease (increase) in inventories	(13,285)	6,319	30,626	(120,773)
Increase (decrease) in accounts payable	21,253	6,900	(19,653)	193,209
Increase (decrease) in other payable	5,630	7,840	(3,377)	51,182
Increase in accrued expense	408	16,692	285	3,709
Other	(2,265)	4,650	(628)	(20,591)
Sub-total	61,707	106,567	70,981	560,973
Interest and dividend received	1,129	1,131	1,618	10,264
Interest payments	(5,040)	(6,410)	(9,097)	(45,818)
Income taxes paid	(27,259)	(22,537)	(12,895)	(247,810)
Net cash provided by operating activities	30,537	78,751	50,607	277,609
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits in time deposits	(45,377)	(46,268)	(45,297)	(412,518)
Withdrawals from time deposits	45,904	45,635	15,062	417,309
Purchases of marketable securities	(70,000)	(70,000)	(69,997)	(636,364)
Sales of marketable securities	70,000	70,000	71,264	636,364
Payments for settlement of swap contracts	(5,447)	—	—	(49,518)
Purchases of property, plant and equipment	(43,412)	(32,949)	(25,162)	(394,655)
Purchases of investment securities	(8,215)	(26,707)	(2,061)	(74,682)
Sales of investment securities	4,822	1,366	1,095	43,836
Payments for acquisition of new subsidiaries	(2,233)	(199)	(862)	(20,300)
Payments for additional stock investment in subsidiaries	—	(1,784)	(328)	—
Other	(1,253)	571	153	(11,390)
Net cash used in investing activities	(55,211)	(60,335)	(56,133)	(501,918)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	28,370	(8,266)	(1,162)	257,909
Proceeds from long-term debt	21,455	20,087	30	195,045
Repayments of long-term debt	(1,593)	(935)	(102)	(14,482)
Proceeds from issuance of bonds	29,877	—	—	271,609
Redemption of bonds	(35,000)	(25,000)	(20,000)	(318,182)
Stock issue to minority shareholders	250	188	338	2,273
Dividends paid	(3,958)	(3,437)	(3,438)	(35,982)
Dividends paid to minority shareholders	(1)	(12)	(24)	(9)
Other	(992)	(904)	(429)	(9,017)
Net cash provided by (used in) financing activities	38,408	(18,279)	(24,787)	349,164
Effect of exchange rate changes on cash and cash equivalents	(583)	462	907	(5,300)
Net increase (decrease) change in cash and cash equivalents	13,151	599	(29,406)	119,555
Cash and cash equivalents at beginning of year	55,944	55,345	84,751	508,581
Cash and cash equivalents at end of year	¥ 69,095	¥ 55,944	¥ 55,345	$ 628,136

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Olympus Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code"), the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the statutory Japanese language consolidated financial statements in order to present them in a form which is more familiar to readers outside Japan.

In the year ended March 31, 2004, the Company did not adopt early the new accounting standard for impairment of fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003). The Company believes that adoption of this new accounting standard will have no material impact on its financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the exchange rate of ¥110 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition are generally being amortized on the straight-line method over five years.

(c) FOREIGN CURRENCY TRANSACTION

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at exchange rates at the balance sheet date in accordance with the accounting standards for Foreign Currency Translations ("Opinion Concerning Establishment of Accounting Standard for Foreign Currency Translations" issued by the Business Accounting Deliberation Council on October 22, 1999), effective from the year ended March 31, 2001.

(d) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENT

In accordance with the accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at exchange rates at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates. Revenue and expenses denominated in foreign functional currencies are translated at average exchange rates for the each fiscal year. Effective for the year ended March 31, 2001, differences resulting from translation are presented as "Foreign currency translation adjustments" in Shareholders' equity of the accompanying consolidated balance sheets.

(e) CASH AND CASH EQUIVALENTS

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(f) MARKETABLE AND INVESTMENT SECURITIES

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the Japanese accounting standard on accounting for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

In accordance with the accounting standard, the Company and its consolidated subsidiaries examined the intent of holding securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity. Realized gain on sale of such securities is computed using the moving-average cost.

(g) INVENTORIES

Inventories are principally stated at the lower of cost (first-in first-out) or market.

(h) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Buildings and structures	8.0%	6.5%	9.5%
Machinery and equipment	29.9%	28.9%	41.5%

(i) PENSION AND RETIREMENT ALLOWANCE PLANS

Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, and directors of the Company and a couple of domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits," issued by the Business Accounting Deliberation Council on June 16 1998. Under which allowance and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2003 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date.

Net transition obligation amounting to ¥7,782 million ($70,745 thousand) will be recognized as expense in equal amounts over 5 years commencing with the year ended March 31, 2001.

Allowance for employees' severance and retirement benefits included in the liability section of the consolidated balance sheet together with severance and retirement allowance for directors as of March 31, 2004 and 2003.

(j) RETURN OF SUBSTITUTIONAL PORTION OF EMPLOYEES' PENSION INSURANCE

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own Employees' Pension Fund which meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (so-called substitutional portion of the government's scheme) to their own Employees' Pension Fund under the government's permission and supervision.

Based on the newly enacted Defined Benefit Corporate Pension Law, the Company decided to restructure its Employees' Pension Fund and was permitted by the Minister of Health, Labour and Welfare on December 1, 2003 to be released from its obligation for payments for the substitutional portion of the Employees' Pension Insurance Scheme. Pension assets for the substitutional portion maintained by the Employees' Pension Fund were transferred back on February 27, 2004 to the government's scheme. As a result, the Company recorded gains amounting to ¥8,584 million ($78,036 thousand).

The Company did not apply the transitional provisions as prescribed in paragraph 47-2 of the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)."

The effects of the adoption, in case the Company and its domestic consolidated subsidiaries applied the transitional provisions as prescribed in paragraph 47-2 of the guidelines, are disclosed in "Note 8, SEVERANCE AND RETIREMENT ALLOWANCE."

(k) RESEARCH AND DEVELOPMENT

Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥38,671 million ($351,555 thousand), ¥34,735 million and ¥30,477 million for the years ended March 31, 2004, 2003 and 2002, respectively.

(l) CERTAIN LEASE TRANSACTIONS

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases.

(m) INCOME TAXES

The Company adopts the accounting standard, which recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

(n) AMOUNTS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended for March 31, 2004, 2003 and 2002, there were no dilutive common shares. Accordingly, the Company's basic and dilutive earnings per share computations are the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(o) ACCOUNTING STANDARD FOR TREASURY STOCK AND REVERSAL OF STATUTORY RESERVES

Effective April 1, 2002, the Company adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1, "Accounting Standard for Treasury Stock and Reduction of Statutory Reserves," issued by the Accounting Standards Board of Japan on February 21, 2002).

The adoption of the new accounting standard had no impact on the financial statements.

(p) EARNINGS PER SHARE

Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect of the adoption of the new standard and guidance is disclosed in the note for earnings per share.

2. MARKETABLE AND INVESTMENT SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2004 and 2003:

Available-for-sale securities

Securities with book value (fair value) exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2004			2003			2004		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥11,406	¥19,255	¥7,849	¥ 1,396	¥ 3,139	¥1,743	$103,691	$175,045	$71,354
Bonds	9	9	0	10	10	0	82	82	0
Others	36,078	36,599	521	35,577	35,888	311	327,982	332,718	4,736
Total	¥47,493	¥55,863	¥8,370	¥36,983	¥39,037	¥2,054	$431,755	$507,845	$76,090

Securities with book value (fair value) under acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2004			2003			2004		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 48	¥ 47	¥ (1)	¥ 7,438	¥ 6,182	¥(1,256)	$ 436	$ 427	$ (9)
Bonds	35,000	34,997	(3)	35,000	34,997	(3)	318,182	318,155	(27)
Others	4,183	3,647	(536)	—	—	—	38,027	33,154	(4,873)
Total	¥39,231	¥38,691	¥(540)	¥42,438	¥41,179	¥(1,259)	$356,645	$351,736	$(4,909)

Note: The Company recognizes impairment loss when the fair market value of marketable and investment securities comes down to less than 50% of the acquisition cost at the end of period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, unless the recovery of the fair market value is reasonably expected under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2004 and 2003:

Available-for-sale securities

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Non-listed equity securities	¥ 7,714	¥ 7,578	$ 70,127
Non-listed foreign bonds	3,684	6,681	33,491
Others	10,008	10,005	90,982
Total	¥21,406	¥24,264	$194,600

Note: The preferred securities of ¥6,003 million ($54,573 thousand) issued by specific purpose company, which is based on the scheme for securitization of real estate, carry the risk of fluctuations in redemption price caused by changes in the utilization value of real estate.

Maturities of available-for-sale securities are as follows:

	Millions of yen			
	2004			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥ 6,003	¥ —	¥ 6,003
Government bonds	34,997	12	—	35,009
Corporate bonds	189	13,647	3,500	17,336
Total	¥35,186	¥19,662	¥3,500	¥58,348

	Millions of yen			
	2003			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥ 6,003	¥ —	¥ 6,003
Government bonds	34,997	10	—	35,007
Corporate bonds	—	13,181	3,500	16,681
Total	¥34,997	¥19,194	¥3,500	¥57,691

	Thousands of U.S. dollars			
	2004			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	$ —	$ 54,573	$ —	$ 54,573
Government bonds	318,155	109	—	318,264
Corporate bonds	1,718	124,063	31,818	157,599
Total	$319,873	$178,745	$31,818	$530,436

3. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Unconsolidated subsidiaries and affiliates	¥ 2,151	¥ 1,701	$ 19,555
Trade	115,535	102,489	1,050,318
Total	¥117,686	¥104,190	$1,069,873

4. INVENTORIES

Inventories as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Finished goods	¥56,514	¥53,425	$513,764
Work in process and raw materials	30,931	23,741	281,191
Total	¥87,445	¥77,166	$794,955

5. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank acceptances payable in foreign currencies, are due in 1 to 180 days. The annual interest rates on these borrowings ranged from 0.57% to 13.00% and from 0.57% to 7.19% as of March 31, 2004 and 2003, respectively. Bank acceptances payable of ¥1,532 million ($13,927 thousand) were secured by certain trade accounts receivable and inventories as of March 31, 2004.

As is customary in Japan, substantially all bank borrowings, including acceptances payable, are subject to general agreements with each bank which provide, among other things, that the banks may, under certain circumstances, require additional security for such loans and may treat any security furnished to the banks, as well as cash deposited with them, as security for all present and future indebtedness. The Company and its subsidiaries have never been requested to submit such additional security.

6. LONG-TERM DEBT

Long-term debt as of March 31, 2004 and 2003, consist of the following:

	Millions of yen		Thousands of U.S. dollars
(Unsecured long-term debt)	2004	2003	2004
3.15% yen bonds, due April 2003	¥ —	¥ 15,000	$ —
2.45% yen bonds, due November 2003	—	10,000	—
2.65% yen bonds, due February 2004	—	10,000	—
3.60% yen bonds, due April 2006	15,000	15,000	136,364
2.975% yen bonds, due November 2006	10,000	10,000	90,909
3.35% yen bonds, due February 2009	5,000	5,000	45,455
0.80% yen bonds, due July 2008	30,000	—	272,727
1.16% loan from a Japanese bank, due December 2008	20,000	—	181,818
2.65% loans from Japanese insurance companies, due February 2004	—	3,000	—
2.105% loan from a Japanese bank, due March 2005	1,500	1,500	13,636
0.59% to 0.61% loans from Japanese banks, due February 2007	750	—	6,818
0.59% loan from a Japanese bank, due September 2004	500	—	4,545
1.45% loan from a Japanese bank, due March 2006	30,000	30,000	272,727
0.72% loan from a Japanese bank, due March 2008	20,000	20,000	181,818
Others from foreign banks	595	688	5,409
Others from Japanese banks	803	412	7,300
(Secured long-term debt)			
Others from foreign banks	1,649	1,689	14,991
Others from Japanese banks	804	810	7,311
	¥136,601	¥123,099	$1,241,828
Less—Current maturities	(2,054)	(38,321)	(18,673)
	¥134,547	¥ 84,778	$1,223,155

The aggregate annual maturities of long-term debt subsequent to March 31, 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥ 2,054	$ 18,673
2006	30,052	273,200
2007	26,292	239,018
2008	20,372	185,200
2009	56,583	514,391
Thereafter	1,248	11,346
Total	¥136,601	$1,241,828

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Unconsolidated subsidiaries and affiliates	¥ 75	¥ 65	$ 682
Trade	77,012	60,795	700,109
Total	¥77,087	¥60,860	$700,791

8. SEVERANCE AND RETIREMENT ALLOWANCE

As explained in "Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," effective April 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations. The Company restructured the pension scheme entirely with transferring back the substitutional portion of the Employees' Pension Insurance Scheme and establishing the new Employees' Pension Fund in fiscal 2004.

The liabilities for severance and retirements benefits included in the liability section of the consolidated balance sheet as of March 31, 2004 and 2003, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Projected benefit obligation	¥ 84,280	¥ 96,777	$ 766,182
Unrecognized prior service costs	689	5,157	6,264
Unrecognized actuarial difference	(18,010)	(25,781)	(163,727)
Fair value of pension assets	(67,844)	(60,133)	(616,764)
Unrecognized net transition obligation	(1,161)	(3,113)	(10,555)
Prepaid pension expenses	8,692	—	79,018
Allowance for employees' severance and retirement benefits	¥ 6,646	¥ 12,907	$ 60,418
Severance and retirement allowance for directors	¥ 1,257	¥ 1,136	$ 11,427
Total severance and retirement allowance	¥ 7,903	¥ 14,043	$ 71,845

Included in the consolidated statements of income for the year ended March 31,2004 and 2003, are employees' severance and retirement benefit expenses comprising the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Service costs—benefits earned during the year	¥ 3,264	¥ 5,330	$ 29,673
Interest cost on projected benefit obligation	2,078	2,155	18,891
Expected return on plan assets	(2,478)	(1,810)	(22,527)
Amortization of actuarial difference	6,206	5,087	56,418
Amortization of prior service costs	(967)	(891)	(8,791)
Amortization of net transition obligation	1,407	1,556	12,791
Severance and pension benefit expense	¥ 9,510	¥ 11,427	$ 86,455

The discount rates used by the Company are 2.0% in fiscal 2004 and 2.5% in fiscal 2003. The rates of expected return on plan assets used by the Company are 4.0% in fiscal 2004 and 3.0% in fiscal 2003. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs and net transition obligation are both recognized as expense (or income) in equal amounts over 5 years, and actuarial gains (or losses) are recognized as income (or expense) in equal amounts over 5 years. Pension assets for the substitutional portion maintained by the Employees' Pension Fund were transferred back on February 27, 2004 to the government's scheme. As a result, the Company recorded gains amounting to ¥8,584 million ($78,036 *thousand*).

9. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitant tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 41.8% for the years ended March 31, 2004, 2003 and 2002. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for consolidated financial statement purposes for the years ended March 31, 2004, 2003 and 2002.

	2004	2003	2002
Japanese statutory tax rate	41.8%	41.8%	41.8%
Effect of foreign tax rate differences	(4.3)	2.7	(1.2)
Non-taxable dividend income	—	(0.4)	(1.0)
Non-deductible expenses	2.1	0.3	3.3
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	1.4	—
Impact of operating losses (utilized)/generated for certain subsidiaries	4.3	(2.0)	7.9
Other, net	0.4	(0.6)	(1.1)
Effective tax rate	44.3%	43.2%	49.7%

Significant components of deferred income tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred income tax assets:			
Inventories	¥ 5,078	¥ 5,727	$ 46,164
Depreciation of property, plant and equipment	4,099	3,862	37,264
Depreciation of intangible assets	2,651	1,883	24,100
Severance and retirement allowances	2,255	4,565	20,500
Prepaid expenses	4,588	4,834	41,709
Marketable and investment securities	4,984	6,190	45,309
Deferred assets	268	463	2,436
Unrealized intercompany profits	6,111	6,393	55,555
Accrued bonuses	3,628	3,572	32,982
Other	3,945	5,720	35,863
Total deferred income tax assets	¥ 37,607	¥ 43,209	$ 341,882
Prepaid pension expenses	(3,549)	—	(32,264)
Net unrealized holding gains (losses) on securities	(2,492)	(311)	(22,655)
Total deferred income tax liabilities	(5,096)	(3,603)	(46,327)
Net deferred income tax assets	¥ 26,470	¥ 39,295	$ 240,636

The effective tax rate used for calculation of deferred taxes assets and liabilities was 41.8% for the year ended March 31, 2002. Effective for the year commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred taxes assets and liabilities, the Company and consolidated domestic subsidiaries used the effective tax rates of before change and after change for current items and non-current items, respectively, for the year ended March 31, 2003.

As the result of the change in the effective tax rates, deferred income tax assets decreased by ¥589 million ($5,355 thousand) and income taxes-deferred increased by ¥601 million ($5,464 thousand) compared with what would have been recorded under the previous local tax law.

For calculation of deferred taxes assets and liabilities, the Company and consolidated domestic subsidiaries used the effective tax rates of after change for both current items and non-current items for the year ended March 31, 2004.

10. SHAREHOLDERS' EQUITY

Under the Code, the following are provided:

- The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Code.
- The entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.
- Dividends are approved by the shareholders' meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders of record at the end of each such fiscal period.

· Semi-annual dividends are approved by the Board of Directors after the end of each first six-month period to which the dividends are payable to shareholders of record at the end of the interim six-month period.

11. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for export bills discounted of ¥1,532 million ($13,927 thousand) as of March 31, 2004. As of March 31, 2004, the Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥720 million ($6,545 thousand).

12. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings and long-term debt as of March 31, 2004 and 2003:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Land	¥ 78	¥ 78	$ 709
Buildings and structures	2,546	2,614	23,146
	¥2,624	¥2,692	$23,855

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Long-term debt	¥2,453	¥2,543	$22,300

13. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Cash and time deposits	¥ 114,839	¥102,216	$1,043,991
Less: Time deposits with maturities over three months	(45,744)	(46,272)	(415,855)
Cash and cash equivalents	¥ 69,095	¥ 55,944	$ 628,136

14. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

LESSEE:

The Company and its consolidated subsidiaries lease certain machinery and equipment under the non-cancelable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the year ended March 31, 2004 and 2003 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
(Equivalent amount)			
Acquisition cost	¥ 8,234	¥ 8,212	$ 74,855
Accumulated depreciation	(4,099)	(3,880)	(37,264)
Estimated net book value	¥ 4,135	¥ 4,332	$ 37,591

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
(Accrued lease payments)			
Lease payments	¥2,120	¥2,176	$19,273
Equivalent of depreciation expense	1,959	1,987	17,809
Equivalent of interest expense	162	168	1,473

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancelable finance and operating leases having remaining terms in excess of one year as of March 31, 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
2004	¥1,868	$16,982
2005 and thereafter	2,779	25,263
Total minimum lease payments	¥4,647	$42,245

LESSOR:

Certain machinery and equipment of the Company and its consolidated subsidiaries are leased under the finance leases. For the years ended March 31, 2004 and 2003, the amounts of machinery and equipment were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Acquisition cost	¥ 6,666	¥ 7,491	$ 60,600
Accumulated depreciation	(3,578)	(3,987)	(32,527)
Net book value	¥ 3,088	¥ 3,504	$ 28,073

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Lease income	¥1,776	¥1,738	$16,145
Depreciation expense	1,606	1,537	14,600
Estimated interest income	140	185	1,273

Estimated interest income is computed using interest rate method over the lease terms for the difference between acquisition cost and total lease receipts.

Future minimum lease receipts under these finance lease arrangements as of March 31, 2004 are as follows:

	Millions of yen	Thousands of U.S. dollars
2004	¥1,243	$11,300
2005 and thereafter	1,962	17,836
Total minimum lease receipts	¥3,205	$29,136

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries use derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivatives used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, and interest rate swaps. Almost all-derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by finance departments of the Company or foreign subsidiaries in accordance with the internal rules approved by the Company's board of directors or with the approval and under the directions of a responsible director of foreign subsidiaries.

The counter-parties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and creditworthy multi-international commercial banks or other financial institutions that are recognized market makers. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contracts are considered by the Company to be material.

The following table summarizes the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2004 and 2003:

(as of March 31, 2004)	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Foreign exchange forward contracts:						
To buy U.S. dollars	¥1,249	¥—	¥1,214	¥11,355	$ —	$11,036
To sell U.S. dollars	37	—	37	336	—	336
To sell British pounds	579	—	579	5,264	—	5,264
To sell other currencies	2,261	—	2,243	20,555	—	20,391
Foreign exchange option contracts						
Put option of other currencies	1,567	29	34	14,245	264	309

(as of March 31, 2003)	Millions of yen		
	Notional amount	Book value	Fair value
Foreign exchange forward contracts:			
To buy U.S. dollars	¥ 111	¥—	¥ 131
To sell British pounds	3,072	—	2,997
To sell other currencies	3,023	—	2,980

The forward contracts on the foreign currency receivable and payable translated into Japanese yen at the forward exchange rates in the accompanying consolidated financial statements are not included in the above amounts.

The fair value of currency option agreements is estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts is estimated based on market prices for contracts with similar terms.

A swap contract concluded by a subsidiary of the Company was settled in fiscal 2004. As a result of the settlement, the subsidiary recorded losses amounting to ¥5,447 millions ($49,518 thousand). This contract fixes stable income for the subsidiary and requires additional payments determined by a certain portion of difference between the fair market value and strike price of shares, when the fair market value of shares surpasses the strike price.

16. SUBSEQUENT EVENTS

(a) At the general meeting held on June 29, 2004, the shareholders approved a cash dividend totaling ¥1,976 million ($17,964 thousand) or ¥7.50 ($0.07) per share and payment of bonuses to directors totaling ¥65 million ($591 thousand). In accordance with the Commercial Code of Japan, the declaration of this dividend and the payment of these bonuses have not been reflected in the accompanying consolidated financial statements as of March 31, 2004.

(b) At the board of directors' meeting held on May 12, 2003, a proposal was approved that the Company can acquire treasury stock (¥10,000,000 thousand, common share 5,000 thousand are the maximum) on the Code No.210 for the 135th Company's annual shareholder's meeting on June 27, 2003.

The proposal was approved and the Company can acquire treasury stock from the end of the 135th Company's annual shareholder's meeting to the end of the 136th. The Company did not acquire any treasury stock in fiscal 2004, because the Company had not met any specific condition to be required to execute it.

17. SEGMENTAL INFORMATION

(a) INFORMATION BY BUSINESS SEGMENT

Segment information for the years ended March 31, 2004 and 2003 are shown in the tables below:

Millions of yen

	2004							
	Imaging Systems Group	Medical Systems Group	Life Science Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥296,730	¥216,915	¥71,739	¥ 42,546	¥ 5,692	¥633,622	¥ —	¥633,622
Intersegment	32	13	16	47	1	109	(109)	—
Total	296,762	216,928	71,755	42,593	5,693	633,731	(109)	633,622
Operating expenses	281,604	153,712	67,932	45,417	6,721	555,386	15,239	570,625
Operating income (loss)	15,158	63,216	3,823	(2,824)	(1,028)	78,345	(15,348)	62,997
Assets	158,278	142,906	57,077	27,788	14,387	400,436	282,237	682,673
Depreciation and amortization	8,764	9,075	3,137	844	668	22,488	1,761	24,249
Capital expenditures	¥ 16,624	¥ 11,717	¥ 6,130	¥ 1,245	¥ 1,161	¥ 36,877	¥ 5,040	¥ 41,917

Millions of yen

	2003							
	Imaging Systems Group	Medical Systems Group	Life Science Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥244,814	¥201,512	¥66,942	¥ 44,463	¥ 6,612	¥564,343	¥ —	¥564,343
Intersegment	63	13	2	45	1	124	(124)	—
Total	244,877	201,525	66,944	44,508	6,613	564,467	(124)	564,343
Operating expenses	226,675	146,900	63,651	45,402	9,282	491,910	10,087	501,997
Operating income (loss)	18,202	54,625	3,293	(894)	(2,669)	72,557	(10,211)	62,346
Assets	126,557	150,807	56,002	29,298	16,196	378,860	226,908	605,768
Depreciation and amortization	6,781	5,618	1,964	742	610	15,715	1,143	16,858
Capital expenditures	¥ 13,653	¥ 11,129	¥ 3,485	¥ 2,214	¥ 1,010	¥ 31,491	¥ 3,128	¥ 34,619

Thousands of U.S. dollars

	2004							
	Imaging Systems Group	Medical Systems Group	Life Science Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	$2,697,545	$1,971,955	$652,173	$386,782	$51,745	$5,760,200	$ —	$5,760,200
Intersegment	291	118	145	427	10	991	(991)	—
Total	2,697,836	1,972,073	652,318	387,209	51,755	5,761,191	(991)	5,760,200
Operating expenses	2,560,036	1,397,382	617,563	412,882	61,100	5,048,964	138,536	5,187,500
Operating income (loss)	137,800	574,691	34,755	(25,673)	(9,345)	712,227	(139,527)	572,700
Assets	1,438,891	1,299,145	518,882	252,618	130,791	3,640,327	2,565,791	6,206,118
Depreciation and amortization	79,673	82,500	28,518	7,673	6,073	204,436	16,009	220,445
Capital expenditures	$ 151,127	$ 106,518	$ 55,727	$ 11,318	$10,555	$ 335,245	$ 45,818	$ 381,064

Notes :1. In April 2003, the Company reorganized "Medical Systems Group" to complete the life science business and established "Life Science Group" as a separate business segment from fiscal 2004.

:2. In fiscal 2003, the Company changed the category of "Magneto-optical disk drives" from "Industrial Systems Group" to "Imaging Systems Group" by considering the similarity of the market and category of "Medical New Business" from "Medical Systems Group" to "Others" by the reorganization in Research and Development Center. The Company also changed the category of "Analytical services of genomic information" from "Others" to "Life Science Group" because it has progressed from fundamental research to the production stages and considering the similarity of the market.

:3. Each business category contains following products respectively.

Imaging Systems Group:	Film cameras, Digital cameras, Voice Recorders, Magneto-optical disk drives
Medical Systems Group:	Medical endoscopes, Minimally invasive products
Life Science Group:	Diagnostic systems, Biological microscopes, Analytical services for genomic information
Industrial Systems Group:	Industrial microscopes, Industrial endoscopes, Printers, Barcode data processing equipment, Measuring equipment
Others:	Medical new business, Software development, etc.

Segment information for the year ended March 31, 2002 is as follows:

	Millions of yen						
	2002						
	Imaging Systems Group	Medical Systems Group	Industrial Systems Group	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥214,999	¥254,966	¥49,281	¥ 9,169	¥528,415	¥ —	¥528,415
Intersegment	90	13	1	—	104	(104)	—
Total	215,089	254,979	49,282	9,169	528,519	(104)	528,415
Operating expenses	223,253	199,079	47,399	10,590	480,321	5,811	486,132
Operating income (loss)	(8,164)	55,900	1,883	(1,421)	48,198	(5,915)	42,283
Assets	122,765	186,717	29,262	15,819	354,563	207,515	562,078
Depreciation and amortization	8,233	12,242	1,164	684	22,323	1,377	23,700
Capital expenditures	¥ 8,942	¥ 12,109	¥ 1,303	¥ 863	¥ 23,217	¥ 1,618	¥ 24,835

Notes :1. In fiscal 2002, the Company adopted the Internal Company System. Along with this, the business classifications by three products groups, namely "Imaging Product Group", "Medical Product Group", and "Integrated System and Information Product Group" were changed to "Imaging Systems Group", Medical Systems Group" and "Industrial Systems Group".

:2. Each business category contains following products respectively.

Imaging Systems Group:	Film cameras, Digital cameras, Voice Recorders, Magneto-optical disk drives
Medical Systems Group:	Medical endoscopes, Minimally invasive products, Diagnostic systems, Biological microscopes, Analytical services of genomic information
Industrial Systems Group:	Industrial microscopes, Industrial endoscopes, Printers, Barcode data processing equipment, Measuring equipment
Others:	Software development, etc.

(b) INFORMATION BY GEOGRAPHIC LOCATION

	Millions of yen						
	2004						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥192,083	¥189,176	¥201,468	¥50,895	¥633,622	¥ —	¥633,622
Intersegment	250,859	1,044	8,947	85,830	346,680	(346,680)	—
Total	442,942	190,220	210,415	136,725	980,302	(346,680)	633,622
Operating expenses	401,372	174,224	197,862	128,591	902,049	(331,424)	570,625
Operating income (loss)	41,570	15,996	12,553	8,134	78,253	(15,256)	62,997
Assets	¥189,100	¥ 72,791	¥133,345	¥44,568	¥439,804	¥ 242,869	¥682,673

	Millions of yen						
	2003						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥181,234	¥184,510	¥162,587	¥36,012	¥564,343	¥ —	¥564,343
Intersegment	208,713	1,103	7,688	55,743	273,247	(273,247)	—
Total	389,947	185,613	170,275	91,755	837,590	(273,247)	564,343
Operating expenses	342,311	175,419	159,924	87,128	764,782	(262,785)	501,997
Operating income (loss)	47,636	10,194	10,351	4,627	72,808	(10,462)	62,346
Assets	¥191,246	¥ 73,922	¥109,874	¥39,068	¥414,110	¥ 191,658	¥605,768

	Millions of yen						
	2002						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥197,074	¥180,659	¥135,388	¥15,294	¥528,415	¥ —	¥528,415
Intersegment	187,994	854	6,276	34,273	229,397	(229,397)	—
Total	385,068	181,513	141,664	49,567	757,812	(229,397)	528,415
Operating expenses	352,579	175,612	137,205	46,879	712,275	(226,143)	486,132
Operating income (loss)	32,489	5,901	4,459	2,688	45,537	(3,254)	42,283
Assets	¥184,691	¥ 74,024	¥ 80,965	¥26,248	¥365,928	¥ 196,150	¥562,078

	Thousands of U.S. dollars						
	2004						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	$1,746,209	$1,719,782	$1,831,527	$ 462,682	$5,760,200	$ —	$5,760,200
Intersegment	2,280,536	9,491	81,336	780,273	3,151,636	(3,151,636)	—
Total	4,026,745	1,729,273	1,912,863	1,242,955	8,911,836	(3,151,636)	5,760,200
Operating expenses	3,648,836	1,583,855	1,798,745	1,169,009	8,200,445	(3,012,945)	5,187,500
Operating income (loss)	377,909	145,418	114,118	73,946	711,391	(138,691)	572,700
Assets	$1,719,091	$ 661,736	$1,212,227	$ 405,164	$3,998,218	$ 2,207,900	$6,206,118

Note: Segmentation is determined by geographical adjacency.
America includes the United States, Canada, Mexico and Brazil. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.

(c) OVERSEAS SALES INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Export sales (A)	¥483,288	¥423,322	¥377,654	$4,393,527
to North America	193,720	197,591	195,863	1,761,091
to Europe	200,559	158,587	135,218	1,823,264
to Asia	76,596	58,946	36,418	696,327
to Other areas	12,413	8,198	10,155	112,845
Net sales (B)	633,622	564,343	528,415	5,760,200
A/B (%)	76.3%	75.0%	71.5%	76.3%

Note: Segmentation is determined by geographical adjacency.
North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries. Other areas include Central and South America, Africa and others.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF OLYMPUS CORPORATION

We have audited the accompanying consolidated balance sheets of Olympus Corporation and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympus Corporation and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion we draw attention to the following.

(1) As discussed in Note 17, effective April 1, 2002, Olympus Corporation changed the category of business in the business segment.

(2) As discussed in Note 17, effective April 1, 2003, Olympus Corporation established a new group and changed the category of business in the business segment.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 29, 2004

Core Technologies and Business Models

> Olympus' core competence is in "Opto-Digital Technology," specifically optical technology, electronic imaging technology, and precision technology, which are positioned as fundamental technologies common to the entire company. It has increased competitiveness and continually introduced breakthrough products in the imaging, medical, life science, and industrial business sectors by focusing on its research and development resources. The company's strong commitment to technology research and development is reflected by its R&D investment of ¥38,671 million (US$352 million), representing 6.1% of sales, during the term under review.

R&D Segment and Intellectual Property Overview

> The following graphs show the number of Olympus' published patents in its areas of core competence, as well as the ratio of such patents in relation to its overall patent portfolio.

Olympus owns a high number of published patents in optical, electronic imaging, and precision technologies, and has strengthened its core competence each year. In addition, approximately 60% of Olympus' acquired patents are related to core competence technologies, and serve as a wellspring of the company's competitiveness in each area of business.

Note: The number of published patents is a commonly used indicator of research and development activity.

R&D and Intellectual Property Organizational Chart, R&D Alliances

> Olympus research and development efforts are conducted at the corporate level by its Technology Research Institutes and Future Creation Laboratory, and by research and development departments that focus on product development at each business group.

Intellectual property management is handled by the corporate Intellectual Property & Licensing Division and by departments established for that purpose within each business group. This enables each group to integrate its business, technology, and intellectual property strategies while licensing-related activities and administrative tasks are handled by the Intellectual Property & Licensing Division. In an effort to further strengthen intellectual property management capabilities, the Intellectual Property & Licensing Division was placed under the direct control of the Office of the President in April 2004.

While core competence Opto-Digital Technologies are basically developed in-house, Olympus also leverages its research and development investment by actively pursuing R&D alliances. The Future Creation Laboratory, whose mission is the creation of "Future Values," is particularly active in this respect, and works to acquire new core technologies through joint activities with independent researchers, universities, and other companies.

Significance of Licensing Activities to Company Business

> Olympus views intellectual property licensing activities primarily as a means of differentiating its products from those of other manufacturers, rather than as a means of generating licensing revenue.

With respect to imaging products, Olympus considers cross licensing to be an important tool because the rate at which technology advances in the imaging industry is extremely rapid, and in order to respond quickly to customer needs it is necessary to make use of a wide range of intellectual property assets, includ-

Number of Published Patents in Area of Core Competence


(Number of patents)
900
600
300
Optical Technology
Electronic Imaging Technology
Precision Technology
00
01
02
03
04

Ratio of Patents Held in Core Competence


(%)
Applied Technology
37
38
Optical Technology
Precision Technology
8
17
Electronic Imaging Technology
04

ing those originally developed by other manufacturers. In contrast to this, Olympus strategically uses the acquired patents on gastroendoscopes that are its leading medical equipment products to maintain market share and make it more difficult for other manufacturers to enter the market.

Significance of Patent Portfolio to Company Business

> Olympus actively pursues a policy of converting research and development results into patented intellectual property assets. The results of this policy over the past five years are shown in the graphs below, broken down by country and area of business. In the future, the company will be more selective in applying for domestic patents, and will strive to increase the number of acquired foreign patents. Beginning in 2004, it will strengthen its efforts to obtain patents not only in the United States, but also in the growing market of China, where it also has manufacturing operations.

The number and ratio of Olympus' acquired patents in each business area at the end of fiscal 2004 are shown in the table below. Although Olympus owns patents with business potential in each area, patents in the imaging and medical areas, that form the core of its business, account for 70% of all Olympus' acquired patents. In addition, Olympus has applied for numerous patents through its research and development centers in areas of business that show future promise.

Note: The information contained herein pertains only to patents directly owned by the Olympus Corporation; patents owned by subsidiaries and affiliated companies are not included in the number of published patents or acquired patents.

	Imaging Systems Group	Medical Systems Group	Life Science Group	Industrial Systems Group	Research and Development Institute	Total
Japan patents	1,934	2,239	416	348	966	5,893
% to total (%)	33	38	7	6	16	100
U.S. patents	1,267	1,002	158	201	593	3,221
% to total (%)	39	31	5	6	18	100
Other patents	72	273	112	66	114	637
% to total (%)	11	43	18	10	18	100
Total	3,227	3,504	686	615	1,673	9,751
% to total (%)	34	36	7	6	17	100

Trends in Number of Patents Held by Country


(Number of patents, thousand)
10
8
6
4
2
00
01
02
03
04
Others
United States
Japan

Trends in Number of Patents Held by Business Group


(Number of patents, thousand)
4
3
2
1
00
01
02
03
04
Medical Systems Group
Imaging Systems Group
Research and Development Institute
Life Science Group
Industrial Systems Group

PRINCIPAL BUSINESS BASES
(As of March 31, 2004)

OLYMPUS CORPORATION
Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: (03) 3340-2111 Fax: (03) 3340-2062
http://www.olympus.co.jp/World/index.html

OLYMPUS AMERICA INC.
2 Corporate Center Drive, Melville, NY 11747-3157, U.S.A.
Tel: (631) 844-5000

OLYMPUS EUROPA GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: (40) 237730

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea,
Essex SS2 5QH, U.K.
Tel: (1702) 616333

Further information is available on request, including a company brochure and product catalogs. Please contact us at the nearest address above.

CONSOLIDATED SUBSIDIARIES
(As of March 31, 2004)

DOMESTIC

Aizu Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Aomori Olympus Co., Ltd.
(Aomori)
Manufacture of medical equipment

Olympus Opto-Technology Co., Ltd.
(Nagano)
Manufacture of components for optical equipment and electronic products

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of medical equipment

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of optical equipment and electronic products

Olympus Systems Corporation
(Tokyo)
Information services and system development

KS Olympus Co., Ltd.
(Tokyo)
Sale of optical equipment, medical equipment, and electronic products

Olympus A.V.S. Co., Ltd.
(Tokyo)
Sale of optical equipment, medical equipment, and electronic products

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation

Olympus Leasing Co., Ltd.
(Tokyo)
Leasing of medical equipment

Olympus Sogo Service Co., Ltd.
(Tokyo)
Facility management, business services and insurance agency

Olympus Medical Engineering Corporation
(Tokyo)
Maintenance and services for medical equipment

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of optical equipment

NovusGene Inc.
(Tokyo)
Gene analysis consignment services, development of gene analysis technology and DNA technology

AOI Technology Inc.
(Tokyo)
Systems development

OVERSEAS

Olympus USA Incorporated
(New York, U.S.A.)
Holding company that provides financial support and comprehensive business planning for affiliated companies in the United States

Olympus Corporation of America
(Delaware, U.S.A.)
Holding company that manages investments and investment returns

Olympus America Inc.
(New York, U.S.A.)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Integrated Technologies America Inc.
(San Jose, U.S.A.)
Import and sale of optical equipment, development of software

Olympus America de Mexico, S.A. de C.V.
(Mexico City, Mexico)
Maintenance and services for medical equipment

Olympus Latin America, Inc.
(Miami, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus Optical do Brasil, Ltda.
(São Paulo, Brasil)
Import and sale of optical equipment and medical equipment

Olympus Receivable Funding Corporation I
(New York, U.S.A.)
Sale of accounts receivable for medical equipment

Olympus Receivable Funding Corporation II
(New York, U.S.A.)
Sale of accounts receivable for optical equipment

AOI Technology U.S. Inc.
(San Diego, U.S.A.)
Systems development

Olympus Europa GmbH
(Hamburg, Germany)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture and sale of medical equipment, import and sale of medical equipment

Olympus KeyMed Group Limited
(London, U.K.)
Holding company that manages investments and investment returns

Olympus UK (Holding) Ltd.
(London, U.K.)
Holding company that manages investments and investment returns

Olympus UK Ltd.
(London, U.K.)
Import and sale of optical equipment and electronic products

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sale of medical equipment and optical equipment, import and sale of medical equipment

KeyMed (Ireland) Ltd.
(Dublin, Ireland)
Import and sale of medical equipment

Olympus Industrial America, Inc.
(New York, U.S.A.)
Import and sale of medical equipment

Algram Group Limited
(Devon, U.K.)
Manufacture of medical equipment components

Olympus France S.A.
(Rungis Cedex, France)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Diagnostica GmbH
(Hamburg, Germany)
Manufacture and sale of medical equipment, import and sale of medical equipment

Olympus Austria Gesellschaft m.b.H.
(Wien, Austria)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Sverige AB
(Malmö, Sweden)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Schweiz AG
(Schwerzenbach, Switzerland)
Import and sale of optical equipment, medical equipment and electronic products

Olympus d.o.o. za trgovinu
(Zagreb, Croatia)
Import and sale of optical equipment, medical equipment and electronic products

Olympus C&S, spol. s.r.o.
(Prague, Czech Republic)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Danmark A/S
(Glostrup, Denmark)
Import and sale of optical equipment and electronic products

Olympus Norge A/S
(Oslo, Norway)
Import and sale of optical equipment and electronic products

Olympus Italia s.r.l.
(Milano, Italy)
Import and sale of optical equipment and medical equipment

Olympus Endo-Repair Europe GmbH
(Hamburg, Germany)
Maintenance and services for medical equipment

Olympus Polska Sp. z.o.o.
(Warsaw, Poland)
Import and sale of optical equipment and medical equipment

Olympus Endoterapia Sp. z.o.o.
(Warsaw, Poland)
Consignment of endoscope inspection work

Olympus Hungary Kft.
(Budapest, Hungary)
Import and sale of optical equipment and medical equipment

Olympus Medical Care (Hungary) Kft. Medical Service Limited Liability Company
(Budapest, Hungary)
Consignment of endoscope inspection work

Olympus trgovina d.o.o.
(Ljubljana, Slovenia)
Maintenance and services for medical equipment

Olympus Finland OY
(Vantaa, Finland)
Import and sale of medical equipment

Olympus Optical Espana, S.A.
(Barcelona, Spain)
Import and sale of medical equipment

Olympus BioSystems GmbH
(Münhen, Germany)
Development, manufacture and sale of optical equipment systems

Olympus Portugal-Technologias Medicas Endoscopicas, S.A.
(Lisbon, Portugal)
Import and sale of medical equipment

Olympus Service Facility Portugal Lda.
(Coimbra, Portugal)
Maintenance and services for electronic products

Olympus d.o.o.
(Beograd, Serbia and Montenegro)
Import and sale of electronic products

Olympus Diagnostica Lab-Automation GmbH
(Umkirch, Germany)
Manufacture of medical equipment

Olympus Deutschland GmbH
(Hamburg, Germany)
Sale of optical equipment, medical equipment, and electronic products

Olympus Endo Repair Czech spol s.r.o.
(Prague, Czech Republic)
Maintenance and services for medical equipment

Olympus Customer Support Centre k.s.
(Prague, Czech Republic)
Call center for electronic products

Olympus Service Facility Czech s.r.o.
(Prerov, Czech Republic)
Maintenance and services for electronic products

Olympus Nederland B.V.
(Amsterdam, Netherlands)
Import and sale of electronic products

Oneiros Technologias de Informacao, S.A.
(Lisbon, Portugal)
Import and sale of medical equipment

Olympus Estonia Ouè
(Tallinn, Estonia)
Import and sale of medical equipment

Media Buying Agentur GmbH
(Hamburg, Germany)
Advertising agency

Olympus Latvia Sia
(Riga, Latvia)
Import and sale of electronic products

Olympus Lithuania UAB
(Vilnius, Lithuania)
Import and sale of electronic products

Diatron Ltd.
(Budapest, Hungary)
Sale of medical equipment

Soft Imaging System GmbH
(Munster, Germany)
System development

Olympus Asian Pacific Limited
(Hong Kong)
Holding company that financially supports affiliated companies in Asia

Olympus Asset Management Limited
(Hong Kong)
Holding company that manages investments and investment returns

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture and sale of optical equipment and electronic products

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of optical equipment and electronic products

Olympus (China) Investment Co., Ltd.
(Beijing, China)
Investment and financing in Chinese subsidiaries, sale of optical equipment and electronic products

Olympus Beijing Industry & Technology Limited
(Beijing, China)
Manufacture of optical equipment and electronic products

Olympus (Guangzhou) Industrial Ltd.
(Guangzhou, China)
Manufacture of optical equipment and electronic products

Olympus Korea Co., Ltd.
(Seoul, Korea)
Import and sale of optical equipment and electronic products

ODNK Co., Ltd.
(Seoul, Korea)
Manufacture of optical equipment and electronic products

Olympus Optical Technology Philippines, Inc.
(Cebu, Philippines)
Manufacture of optical equipment

Olympus Taiwan Co., Ltd.
(Taipei, Taiwan)
Procurement of components for optical equipment, medical equipment and electronic products

Olympus Technologies Singapore Pte. Ltd.
(Singapore)
Manufacture and sale of electronic products

Olympus Singapore Pte. Ltd.
(Singapore)
Import and sale of optical equipment, medical equipment and electronic products

Olympus (Thailand) Co., Ltd.
(Bangkok, Thailand)
Import and sale of medical equipment

Olympus (Malaysia) SDN. BHD.
(Kuala Lumpur, Malaysia)
Import and sale of optical equipment and electronic products

Olympus Australia Pty Ltd.
(Oakleigh, Australia)
Import and sale of optical equipment and medical equipment

Olympus New Zealand Limited
(Auckland, New Zealand)
Import and sale of optical equipment and medical equipment

INVESTOR INFORMATION
(As of March 31, 2004)

TRANSFER AGENT FOR COMMON STOCK
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

DEPOSITARY AND TRANSFER AGENT FOR AMERICAN DEPOSITARY RECEIPTS
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2293 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.bankofny.com/adr/

STOCK EXCHANGE LISTINGS IN JAPAN
Tokyo and Osaka

TOTAL SHARES OF COMMON STOCK ISSUED AND OUTSTANDING
264,472,608

NUMBER OF SHAREHOLDERS
16,842

PRINCIPAL SHAREHOLDERS

	Number of shares held (thousands)*	Percentage of voting rights (%)
Nippon Life Insurance Company	21,587	8.25
Japan Trustee Services Bank, Ltd. (trust account)	17,519	6.69
The Master Trust Bank of Japan, Ltd. (trust account)	16,127	6.16
Sumitomo Mitsui Banking Corporation	13,085	5.00
The Master Trust Bank of Japan, Ltd. (retirement benefit trust UFJ Bank account)	8,521	3.26
State Street Bank and Trust Company	7,794	2.98
The Bank of Tokyo-Mitsubishi, Ltd.	7,172	2.74
Meiji Yasuda Life Insurance Company	4,518	1.73
The Dai-ichi Mutual Life Insurance Company	4,432	1.69
The Tokio Marine and Fire Insurance Co., Ltd	4,262	1.63

DISTRIBUTION OF SHARES BY TYPE OF SHAREHOLDER

	Number of shareholders	Number of shares held (thousands)*	Percentage of total shares outstanding (%)
Japanese financial institutions	141	142,316	54.19
Japanese securities companies	62	4,634	1.76
Other Japanese corporations	245	10,794	4.11
Japanese individuals and others	10,675	25,203	9.60
Foreign institutions and individuals	416	79,676	30.34
Total	11,538	262,623	100.00

*Figures are truncated at thousands.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements concerning Olympus' future plans, strategies, and performance. These forward-looking statements are not historical facts, rather they represent assumptions and beliefs based on economic, financial, and competitive data currently available. Furthermore, they are subject to a number of risks and uncertainties that, without limitation, relate to economic conditions, worldwide business competition, customer demand, foreign currency exchange rates, tax rules, regulations, and other factors. Olympus therefore wishes to caution readers that actual results may differ materially from our expectations.

OLYMPUS®

AN-0804D
Printed in Japan on recycled paper